UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 7, 2020

BUSINESS FIRST BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Louisiana	333-200112	20-5340628
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
500 Laurel Street, Suite 101 Baton Rouge, Louisiana		70801 (Zip Code)
(Address of principal executive offices)

(225) 248-7600

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	BFST	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☒

Item 8.01	Other Events.

As previously announced, on January 22, 2020, Business First Bancshares, Inc. (“Business First”), a Louisiana corporation, entered into that certain Agreement and Plan of Reorganization, dated as of January 22, 2020 (the “Reorganization Agreement”), by and between Business First and Pedestal Bancshares Inc. (“Pedestal”), a Louisiana corporation and the parent holding company of Pedestal Bank, pursuant to which on the terms and subject to the conditions set forth therein, Pedestal will merge with and into Business First, with Business First being the surviving corporation. Immediately following the merger, Pedestal Bank will merge with and into b1BANK, a wholly-owned subsidiary of Business First and a Louisiana state-chartered bank, with b1BANK surviving the merger.  The proposed merger is described in the joint proxy statement/prospectus that was filed by Business First with the Securities and Exchange Commission (the “SEC”) on March 4, 2020, in connection with the merger (the “joint proxy statement/Prospectus”). On or about March 6, 2020, Business First mailed the joint proxy statement/Prospectus to Business First’s shareholders in connection with the special meeting of its shareholders scheduled to be held on April 14, 2020 at which its shareholders will consider and vote upon, among other things, a proposal to approve the Reorganization Agreement and the merger. This Current Report on Form 8-K provides certain additional information regarding the merger.

On March 25, 2020, a purported Business First shareholder filed a lawsuit against Business First and the members of the Business First board of directors, (collectively, the “Defendants”) in the United States District Court, Southern District of New York, captioned Stephen Bushansky v. Business First Bancshares, Inc., et al., Case 1:20-cv-02567 (the “Bushansky Action”). The Bushansky Action generally alleges that the joint proxy statement/Prospectus omitted or misrepresented material information concerning, among other things: (i) the pro forma forecasts and estimates relied upon by Business First’s financial advisor, Raymond James & Associates, Inc. (“Raymond James”), in its valuation analyses; (ii) the data and inputs underlying the financial valuation analyses that support the fairness opinion provided by Raymond James; and (iii) Raymond James’ potential conflicts of interest. Among other relief, the Bushansky Action seeks (i) to enjoin the merger, (ii) if the merger is consummated, to rescind it and set it aside or award rescissory damages to the plaintiff, and (iii) an award of unspecified costs, including attorneys’ fees and experts’ fees, to the plaintiff.

Additionally, on March 27, 2020, a purported Business First shareholder filed a class action lawsuit against Business First, members of the Business First board of directors, and Pedestal (collectively and with the above Defendants, the “Defendants”) in the United States District Court, District of Delaware, captioned Paul Parshall, Individually and On Behalf of All Others Similarly Situated v. Business First Bancshares, Inc., et al., Case 1:20-cv-00438-UNA (the “Parshall Action”, and, together with the Bushansky Action, the “Actions”). The Parshall Action generally alleges that the joint proxy statement/Prospectus omits material information, which rendered the joint proxy statement/Prospectus false and misleading, concerning, among other things, (i) the Raymond James analyses regarding the merger and (ii) Raymond James’ alleged conflicts of interest in and regarding the merger. Among other relief, the Parshall Action seeks (i) to enjoin the merger, (ii) if the merger is consummated, to rescind it and set it aside or award rescissory damages to the plaintiff, (iii) to direct Business First to disseminate a joint proxy statement/Prospectus that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading and (iv) an award of unspecified costs, including attorneys’ fees and experts’ fees, to the plaintiff.

The Defendants continue to believe that the Actions are entirely without merit and that no further disclosure is required by applicable rule, statute, regulation or law beyond that already contained in the joint proxy statement/Prospectus. However, to avoid the risk that the Actions may delay or otherwise adversely affect the consummation of the merger and to minimize the expense of defending such Actions, the Defendants have determined that they will voluntarily make certain supplemental disclosures in the joint proxy statement/Prospectus related to the proposed merger set forth below (the “Supplemental Disclosures”). Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the Supplemental Disclosures set forth herein.

The Supplemental Disclosures supplement and should be read in conjunction with the joint proxy statement/Prospectus, which should be read in its entirety, along with periodic reports and other information Business First has filed with the SEC. To the extent that the information set forth herein differs from or updates information contained in the joint proxy statement/Prospectus, the information set forth herein shall supersede or supplement the information in the joint proxy statement/Prospectus. All page references below are to pages in the joint proxy statement/Prospectus, and terms used below, unless otherwise defined herein, have the meanings given to such terms in the joint proxy statement/Prospectus.

SUPPLEMENTAL DISCLOSURES TO THE JOINT PROXY STATEMENT/PROSPECTUS

Opinion of Business First’s Financial Advisor

1.    The disclosure under the heading “The Merger—Opinion of Business First’s Financial Advisor — Selected Company Analysis” is hereby amended by deleting the table summarizing the results of the selected public companies analysis at the bottom of page 55 of the joint proxy statement/prospectus and replacing it with the following table to provide additional information with respect to the selected company analysis:

2.    The disclosure under the heading “The Merger—Opinion of Business First’s Financial Advisor — Selected Transaction Analysis” is hereby amended by deleting the tables summarizing the results of the selected transactional analysis and replacing those tables with the following tables to provide additional information with respect to the selected regional transactions and selected national transactions:

Selected Regional Transactions

Selected National Transactions

3.    The disclosure under the heading “The Merger—Opinion of Business First’s Financial Advisor — Discounted Cash Flow” is hereby supplemented by adding the following to the first paragraph thereunder as a new third sentence at the bottom of page 56 of the joint proxy statement/prospectus:

Raymond James selected the range of multiples based on its professional judgment. Raymond James applied a terminal multiple to calendar year 2025 projected adjusted net income for Pedestal, which calendar year 2025 projected adjusted net income was $38.2 million. Raymond James calculated the range of discount rates using the values for the equity risk premium, industry beta, and size based premium outlined in the 2019 Duff & Phelps Valuation Handbook and the risk free rate as reported by S&P Global Markets.

Forward-Looking Statements

This Form 8-K  contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Business First and Pedestal, including future financial and operating results, cost savings enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) Business First’s and Pedestal’s plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts; and (iii) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” or words of similar meaning generally intended to identify forward-looking statements. These forward-looking statements are based upon the current beliefs and expectations of the respective managements of Business First and Pedestal and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Business First and Pedestal. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements because of possible uncertainties.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Business First and Pedestal may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities or cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) deposit attrition, operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) the negative impact on income to Business First and Pedestal and the United States economy resulting from the coronavirus (COVID-19) pandemic; (5) the shareholders of Business First and Pedestal may fail to approve the merger; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which Business First and Pedestal are engaged; (7) changes in the interest rate environment may compress margins and adversely affect net interest income; (8) results may be adversely affected by continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Business First’s and Pedestal’s markets could adversely affect operations; (10) reputational risk and the reaction of the parties’ customers to the merger, and (11) an economic slowdown could adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Business First’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available on the SEC’s Internet site (http://www.sec.gov) and also the S-4 Registration Statement (as defined below).

Business First and Pedestal caution that the foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Business First or Pedestal or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Business First and Pedestal do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information and Where to Find It

In connection with the proposed transaction, Business First filed with the SEC a Registration Statement on Form S-4 (File No. 333-236472) on February 18, 2020, which was amended on February 28, 2020 and declared effective by the SEC on March 4, 2020 (the “S-4 Registration Statement”). The S-4 Registration Statement includes the joint proxy statement/Prospectus, which has been mailed to Business First’s and Pedestal’s shareholders. Shareholders of Business First and Pedestal and other investors are urged to read the joint proxy statement/Prospectus that was included in the S-4 Registration Statement in connection with the proposed merger because it contains important information about Business First, Pedestal, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. Investors are able to obtain all documents filed with the SEC by Business First free of charge at the SEC’s Internet site (http://www.sec.gov). In addition, documents filed with the SEC by Business First will be available free of charge from the Corporate Secretary of Business First Bancshares, Inc., 500 Laurel Street, Suite 101, Baton Rouge, LA 70801, Telephone 225-248-7600. The joint proxy statement/Prospectus and the other documents may also be obtained for free by accessing Business First’s website at www.b1bank.com under the tab “Shareholder Info” and then under the heading “SEC Filings”. You are urged to read the joint proxy statement/Prospectus carefully before making a decision concerning the merger.

Participants in the Solicitation

Business First, Pedestal and certain of their directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Business First and Pedestal in connection with the merger. Information about Business First’s directors and executive officers is available in its joint proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on May 1, 2019. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/Prospectus pertaining to the merger and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUSINESS FIRST BANCSHARES, INC.

By:	/s/ David R. Melville, III
Name:	David R. Melville, III
Title:	President and Chief Executive Officer

Date: April 7, 2020